UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

REPROS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76028H100

(CUSIP Number)

March 7, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76028H100

1.	Names of Reporting Persons EFFICACY BIOTECH FUND L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,530,013 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,530,013 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76028H100

1.	Names of Reporting Persons EFFICACY BIOTECH FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,530,013 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,530,013 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028H100

1.	Names of Reporting Persons EFFICACY BIOTECH MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,530,013 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,530,013 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028H100

1.	Names of Reporting Persons EFFICACY CAPITAL, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,530,013 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,530,013 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76028H100

1.	Names of Reporting Persons MARK LAPPE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,530,013 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,530,013 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76028H100

1.	Names of Reporting Persons JON FAIZ KAYYEM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,530,013 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,530,013 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,013 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.75%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer REPROS THERAPEUTICS, INC.
	(b)	Address of Issuer’s Principal Executive Offices 2408 Timberloch Place Suite B-7 The Woodlands TX 77380

Item 2.
	(a)	Name of Person Filing See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence 11622 El Camino Real, Suite 100, San Diego, CA 92130
	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 76028H100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

See item 9 of each cover page.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement (this “Schedule 13G”) on behalf of (i) Mark Lappe, (ii) Jon Faiz Kayyem, (iIi) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iv) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (v) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (vi) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

Efficacy Capital is a Reporting Person with respect to shares of Common Stock of  Repros Therapeutics, Inc., a Delaware corporation (the “Shares”), held for the account of EBMFL to which it acts as investment adviser with investment discretion over portfolio investments. Efficacy Capital is the manager of EBMFL. Mark Lappe and Jon Faiz Kayyem are Managing Partners of Efficacy Capital, the Investment Manager for the Reporting Persons.  EBF and EBFL each own an indirect interest in the Shares due to their respective interests in EBMFL

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) Percent of class: See item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

In connection with the transactions described herein, Efficacy Capital entered into (i) an Investment Advisory Agreement, dated as of October 20, 2004, by and between Efficacy Capital and Ronin Capital, LLC (the “Ronin Agreement”), and (ii) an Investment Advisory Agreement, dated as of May 7, 2006, by and between Efficacy Capital and FMG Special Opportunity Fund Ltd. (“the FMG Agreement”).  The Ronin Agreement permits Efficacy Capital to purchase and sell Shares through a broker on behalf of Ronin Capital, LLC.  The FMG Agreement permits Efficacy Capital to purchase, sell, and vote Shares, and to give proxies for Shares, on behalf of FMG Special Opportunity Fund Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/11/2008
Date

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By:	Efficacy Capital Ltd.
Its:	General Partner

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By:	Efficacy Capital Ltd.
Its:	Manager

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By:	Efficacy Capital Ltd.
Its:	Manager

/s/ Mark Lappe
By:	Mark Lappe
Its:	Managing Partner

EXHIBITS:
Exhibit 1: Joint Filing Agreement